São Paulo, August 1, 2019.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Telecommunications

100 F Street, N.E.

Washington, D.C. 20549-0405

Re:	Telefônica Brasil S.A.

Form 20-F for the Year Ended December 31, 2018

Filed February 21, 2019

File No. 001-14475

Dear members of the Office of Telecommunications:

Thank you for your letter dated July 19, 2019 setting forth comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2018 (the “2018 Form 20-F”) of Telefônica Brasil S.A. (“Telefônica Brasil”, the “Company” or “we”).

To assist in the Staff’s review of the responses, each response is preceded with the text (in italicized bold type) of the comment as stated in your letter. Capitalized terms used in the responses set forth below and not otherwise defined herein have the meanings set forth in the 2018 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2018

Item 8. Financial Information

Legal Proceedings (Civil Claims), page 99

1.       Tell us how you considered disclosure of Perseverance´s legal and compensatory claims against Telefonica Vivo, the Company´s counterclaims and recent case developments pursuant to the requirements for Item 8.A.7 of the Form 20-F.

The Company respectfully advises the Staff that the Company has considered the disclosure requirements under Item 8.A.7 of Form 20-F and advises the Staff as follows:

The litigation at issue relates to the Company’s former commercial relationship with Perseverance Ltda. (“Perseverance”), once one of its third-party distributors in Brazil, which declared bankruptcy in early 2003. In early 2006, Perseverance’s bankrupt estate, represented by its administrator, filed a lawsuit in Brazil (such lawsuit and related proceedings, the “Perseverance Litigation”) against the Company asserting a breach of contract cause of action and seeking compensation for damages relating to (i) pecuniary loss and loss of future earnings and (ii) pain and suffering (danos morais), in each case resulting from the alleged breach of the Company’s distribution agreement with Perseverance. On June 16, 2011, the Brazilian trial court issued a final judgment granting, in part, Perseverance’s claim, and establishing the amount of damages (based on equitable considerations) at R$200 thousand for Perseverance’s pecuniary loss and loss of future earnings and R$200 thousand for its pain and suffering.

The Company and Perseverance’s co-plaintiff (Perseverance’s owner, Mr. Ricardo Hallak) each appealed the trial court’s ruling. On May 23, 2012, the State Court of Appeals of São Paulo overturned the judgment in part, ruling that the amount of damages relating to pecuniary loss and loss of future earnings was to be calculated through “judgment liquidation” proceedings (liquidação de sentença) and established based on “an analysis of the accounting books and balance sheet of the plaintiff filed in the bankruptcy proceedings,” remanding such proceedings to the trial court. It upheld the trial court’s judgment that established the amount of pain and suffering damages at R$200 thousand, which amount accordingly is no longer under dispute.

Following commencement of the judgment liquidation proceedings, the trial court commissioned an expert report setting forth the calculation of amounts due as damages for pecuniary loss and loss of future earnings under the judgment, which was filed on November 28, 2017, with a complementary report being filed on March 9, 2018. Notably, Perseverance alleged that its accounting books had been lost, therefore the expert’s calculations were based on suppositions and other imprecise estimates and considerations, in addition to using a method that was not consistent with standard accounting practices. The expert’s report concluded that damages for pecuniary loss and loss of future earnings due under the judgment amounted to R$47 billion.

On April 25, 2018, the Company responded vehemently challenging the expert’s findings, and filed a report drafted by its own expert advisor in the proceedings detailing a litany of errors and technical inconsistencies. The Company, relying on the provisions of the Brazilian Civil Procedure Code, requested that a new expert analysis be carried out in light of the significant flaws present in the court expert’s report. The Company then filed an expert opinion with the trial court by Professor Gesner de Oliveira, who has been a Professor at the Fundação Getúlio Vargas-SP since 1990, is a former president of the Brazilian Anti-Trust Authority (CADE), and is the holder of a Ph.D in Economics from UC Berkeley. Professor Oliveira set out his criticisms of the technical and economic considerations relied upon by the court expert. He concluded that, in accordance with the criteria set forth in the final judgment, the damages due for pecuniary loss and loss of future earnings would amount to R$439 thousand, which adjusted for inflation in accordance with Brazilian law (but not including default interest) up to the date of his report (February 22, 2019) would amount to a total of R$1.33 million (approximately US$0.4 million at the Brazilian real/U.S. Dollar exchange rate on such date).

The judgment liquidation proceedings remain ongoing at present. To date, the trial court has not yet considered Telefônica’s criticisms of the court expert’s report, nor its request for new expert analysis. The trial court’s expert was summoned to present a rebuttal to the report filed by Telefônica, but has neglected to respond to date. Accordingly, from a procedural perspective, the appellate court’s decision established a final and binding obligation on Telefônica to pay damages for Perseverance’s pecuniary loss and loss of future earnings. However, no judicial conclusion has been reached to date as to the amount of such damages owed by the Company, and therefore no final and binding decision exists regarding the amount due for such damages, given that the judgment liquidation phase remains under way at the trial court level. The Company and Perseverance will still be able to appeal the trial court’s decision once rendered, but only as to the amount of pecuniary loss and loss of future earnings damages it awards (the obligation to pay remains final and unappealable).

The Company continues to believe that, after a thorough examination of the facts and circumstances relating to the Perseverance Litigation, and as further analyzed and discussed with its external and in-house legal counsel, the trial court will not accept the 2017 expert’s report initially estimating damages for pecuniary loss and loss of future earnings amounting to R$47 billion, a sum the Company believes to be excessive and unwarranted. To the contrary, the Company believes the judgment liquidation proceedings will establish a significantly lower and more reasonable amount of such damages, as noted below.

In accordance with applicable accounting rules, the Company established a provision relating to damages for pain and suffering under the Perseverance Litigation that amounted to R$427.9 thousand as of December 31, 2018, which amount reflects the final judgment of R$200 thousand for such damages, adjusted for inflation and default interest as of such date.

Upon the issuance of Professor Oliveira’s opinion in early 2019, the Company revised this provision to contemplate expected losses relating to damages for pecuniary loss and loss of future earnings. Accordingly, the total provision recorded for the Perseverance Litigation claim as of June 30, 2019 (including damages for pain and suffering as well as damages for pecuniary loss and loss of future earnings, in each case adjusted for inflation and default interest) amounted to R$4.5 million (approximately US$1.2 million at the Brazilian real/U.S. Dollar exchange rate on such date), which represented 0.04% of the Company’s income before taxes as of such date.1

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1 The Company constitutes a provision for lawsuits in which the outcome is expected to be unfavorable (probable likelihood of loss), based on the assessment of the Company’s external counsel, in conjunction with the in-house team. As such the Company’s management is responsible for deciding, in the exercise of its duty of diligence and in line with applicable standards and based on reasoned technical assessment, whether or not provision should be made for the contingency, and if so, in what amount.

On the basis of the foregoing considerations, the Company does not believe that the Perseverance Litigation has had, nor will have, “a significant effect on the Company’s financial position or profitability” (as required by Item 8.A.7 of Form 20-F). Accordingly, considering the expected outflow of cash related to this claim, no particular disclosure was deemed as necessary. For that reason, and as permitted by paragraph 87 of IAS 37, the existing provision relating to the Perseverance Litigation in the amount of R$427.9 thousand as of December 31, 2018, is aggregated in the consolidated provision established for a group of the Company’s 1,099 civil proceedings of a non-consumer nature with a probable risk of loss, as a function of their immaterial values taken individually. As of December 31, 2018, this aggregated provision as reflected on the Company’s individual balance sheet totaled R$313.9 million (which amount is disclosed on page 99 the 2018 Form 20-F) and R$316.1 million as reflected on the Company’s consolidated balance sheet (which amount is disclosed on page F-40 the 2018 Form 20-F).

19) Provisions and Contingencies

c.3.2) Civil contingencies assessed as possible losses, page F-40

2.       We note various newspaper articles referring to a Superior Court of Justice decision against Telefonica Vivo in favor of Perseverance. For example, see https://translate.google.com/translate?hl=en&sl=pt&u=https://www.reporterdiario.com.br/noticia/2587796/ex-revendedor-de-celular-leva-vivo-a-cvm/&prev=search. These articles discuss a potential charge of up to R $47 billion. In regard to this case, tell us how you considered the guidance in paragraphs 14, 28, 86 and 91 of IAS 37.

The Company respectfully acknowledges the Staff’s comment and advises the Staff as follows with respect to its consideration of the guidance in the aforementioned paragraphs of IAS 37:

Paragraph 14

Paragraph 14 of IAS 37 establishes that “a provision shall be recognized when: (a) an entity has a present obligation (legal or constructive) as a result of a past event; (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) a reliable estimate can be made of the amount of the obligation.”

Based on the Company’s analysis of the facts and circumstances relating to the Perseverance Litigation and discussion with legal counsel, the Company assessed the Perseverance Litigation as having a probable chance of loss and concluded that the criteria set forth above had been satisfied. Accordingly, the Company established a provision to cover expected losses arising from the Perseverance Litigation, which amounted to R$427.9 thousand as of December 31, 2018. As mentioned above, this provision was revised upon the issuance of Professor Oliveira’s opinion to reflect expected losses relating to the damages for pecuniary loss and loss of future earnings, for a total provision for the Perseverance Litigation claim amounting to R$4.5 million on June 30, 2019.

Paragraph 28

Paragraph 28 of IAS 37 establishes that, “A contingent liability is disclosed, as required by paragraph 86, unless the possibility of an outflow of resources embodying economic benefits is remote.”

As mentioned above, the Perseverance Litigation was assessed as having a probable chance of loss and met the conditions under paragraph 14 of IAS 37, which gave rise to a provision, rather than a contingent liability. Paragraph 12 of IAS 37 explains the relationship between provisions and contingent liabilities: “within this Standard the term ‘contingent’ is used for liabilities and assets that are not recognised because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity. In addition, the term ‘contingent liability’ is used for liabilities that do not meet the recognition criteria.” A provision is defined as “a liability of uncertain timing or amount.” Where a provision has been recognized for a present obligation (because the conditions in paragraph 14 of IAS 37 have been met), there is no longer a contingent liability (i.e. an unrecognized liability) in respect of that obligation. Accordingly, the Company understands that there is no contingent liability in respect of the Perseverance Litigation, and therefore disclosure of a contingent liability under paragraph 28 of IAS 37 is not applicable.

As permitted by paragraph 87 of IAS 37, the relevant provision is presented in an aggregated form, established for a group of 1,099 civil lawsuits involving the Company of a non-consumer nature classified as having a probable chance of loss as a function of their immaterial values individually, totaling a consolidated provision of R$316.1 million2 as of December 31, 2018.

Paragraph 86

Paragraph 86 of IAS 37 establishes that, “Unless the possibility of any outflow in settlement is remote, an entity shall disclose for each class of contingent liability at the end of the reporting period a brief description of the nature of the contingent liability and, where practicable: (a) an estimate of its financial effect, measured under paragraphs 36–52; (b) an indication of the uncertainties relating to the amount or timing of any outflow; and (c) the possibility of any reimbursement.”

We respectfully direct the Staff’s attention to the answers provided above regarding our consideration of the guidance set forth in paragraphs 14 and 28 of IAS 37. Given the Company’s understanding that there is no contingent liability in respect of the Perseverance Litigation, the Company understands no disclosure is required by paragraph 86 of IAS 37.

Paragraph 91

Paragraph 91 of IAS 37 establishes that, “Where any of the information required by paragraphs 86 and 89 is not disclosed because it is not practicable to do so, that fact shall be stated”.

We respectfully note our understanding that the guidance set forth in paragraph 91 of IAS 37 is not applicable because: (i) no information was required to be disclosed in respect of the Perseverance Litigation under paragraph 86 of IAS 37 (as explained above) and accordingly

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2 Comprised of R$314.0 million reflected on the Company’s individual balance sheet and R$2.1 million reflected on the balance sheet of the Company’s subsidiary, Telefônica Transportes e Logística Ltda.

there is no information required by paragraph 86 of IAS 37 that was not disclosed; (ii) the Company understands that an inflow of economic benefits under paragraph 89 of IAS 37 is not probable, and therefore there is no information required by paragraph 89 that was not disclosed; and (iii) the Company does not believe that the Perseverance Litigation has had, nor will have, a significant effect on the Company’s financial position or profitability.

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We would like to express our appreciation for your cooperation in these matters and are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact the undersigned telephonically at +55 11 3430-3687 or by email at david.melcon@telefonica.com; or our counsel, Maurice Blanco of Davis Polk & Wardwell LLP telephonically at +1 (212) 450-4086 or by e-mail at maurice.blanco@davispolk.com. Any further questions or comments should be sent directly to the undersigned or Mr. Maurice Blanco.

Very truly yours,

/s/ David Melcon Sanchez-Friera

TELEFÔNICA BRASIL S.A.

David Melcon Sanchez-Friera

Chief Financial Officer and Investor Relations Officer

Dated: August 1, 2019